

August 7, 2013

Via E-mail
David Kastelic
Chief Financial Officer
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077

> **Re:** **CHS Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2013**
> **File No. 333-190019**

Dear Mr. Kastelic:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please remove the references to "Joint Book-Running Managers" and "Co-Manager" from the cover page.

Use of Proceeds, page 22

2. We note your disclosure that the net proceeds of this offering may be used to fund potential acquisitions. Please revise this section to describe the acquisitions that you may enter into using portions of the proceeds, as required by Item 504 of Regulation S-K and Instruction 6 thereto.

3. We note your disclosure that the net proceeds of this offering may be used to fund the replacement of a coker facility for a total cost of $555 million, or for the expansion of NCRA's McPherson, Kansas refinery, for $327 million. As the maximum value of this

offering is $250 million, please revise this section to disclose (i) the estimated proceeds to be used for each purpose and (ii) whether other funds will be necessary to complete the aforementioned actions. If applicable, please quantify and disclose the source of such additional funds. Refer to Instruction 3 to Item 504 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Kastelic
CHS Inc.
August 7, 2013
Page 3

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:  Via E-mail
     David P. Swanson
     Dorsey & Whitney LLP